August 13, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:             Ophthotech Corporation
Registration Statement on Form S-3
File No. 333-226497
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ophthotech Corporation hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-226497), so that it may become effective at 4:30 p.m., Eastern time, on August 15, 2018, or as soon as practicable thereafter.

Very truly yours,

OPHTHOTECH CORPORATION

By:	/s/ David F. Carroll
David F. Carroll
Senior Vice President, Chief Financial Officer and Treasurer